TOKYO AOYAMA AOKI LAW OFFICE

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BAKER & McKENZIE

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[redacted]

04012721

FILE NO. 82-4750

February 3, 2004

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

1. Notice of Change of Representative Director (dated January 13, 2004); and
2. Q.P. Group's New Middle-Range Business Plan (dated January 13, 2004).

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

04 FEB 10 AM 7:21

FILE No. 82-4750

(Translation)

January 13, 2004

Dear Sirs:

Name of the Company: Q.P. CORPORATION

Name of the Representative: Gohsuke Ohyama
President and
Representative Director

(Code No. 2809; The first section of Tokyo Stock Exchange)

Inquiries shall be directed to: Katsuhiko Sasaki
General Manager,
Division of Administration
Tel: 03 - 3486 - 3331

Notice of Change of Representative Director

It is hereby notified that at its meeting held on January 13, 2004, the Board of Directors of Q.P. Corporation (the "Company") resolved for a change of Representative Director, as described below:

Description

1. Reason of change:

Upon the occasion of the commencement of a new middle-range business plan of the Company and its group companies for three years, as from the business term ending November 30, 2004, the Company desires to have younger management and establish a system for such management to assume a responsibility to take the initiative in materializing the plan from the start, whereby securing a more solid management base and further business development.

2. Name and curriculum vitae of new Representative Director:

New title: President and Representative Director

Name: Yutaka Suzuki

(Translation of curriculum vitae omitted)

3. Expected date of assumption of office:

February 20 (Friday), 2004; after the close of the 91st Ordinary General Meeting of Shareholders of the Company to be held on the same day.

The current President and Representative Director Gohsuke Ohyama is expected to assume the office of Representative Director and Counselor of the Company and the current Representative Director and Senior Managing Director Motohiko Kimura is expected to assume the office of Director of the Company, respectively, as of February 20, 2004 (after the close of the 91st Ordinary General Meeting of Shareholders of the Company to be held on same day).

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File No. 82-4750

(Translation)

January 13, 2004

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Gohsuke Ohyama
(Code No. 2809; The first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
General Manager, Division of Administration
TEL 03-3486-3331

Q.P. Group's New Middle-Range Business Plan

It is hereby notified that Q.P. Corporation (the "Company") has instituted a middle-range business plan of the Company and its group companies (the "Q.P. Group") for three years, commencing in the business term ending November 30, 2004. The outline thereof is described below:

Description

1. Fundamental policy and key strategy of the middle-range business plan

In its previous middle-range business plan (for three years, commencing in the business term ended November 30, 2001), the Company has set a goal (or fundamental policy) of simultaneously materializing solid management and growth by defining the business areas of the Group and pouring management resources into the areas in which the Group does well. In the new middle-range business plan, the Company will further pursue the fundamental policy and strive to maximize its enterprise value (competitive edge of each business in the market with the comprehensive powers of technology, brand and cost competitiveness) by focusing on expanding and creating "No.1" and "Only One" (or unique) products.

To implement the plan, the Company will, as a strategy to strengthen its corporate structure, (1) seek customers' perspectives, (2) strengthen group management and (3) develop human resources and as a business strategy, concentrate its energies on (1) improving its core businesses, (2) developing peripheral businesses and (3) putting its growing businesses on track. Additionally, as to social responsibility required of any corporate citizen, the Company will make commitments to environmental protection and strict compliance of law, specifically.

2. Middle-range business targets

	Actual results for the business term ended November 30, 2003	Targets for the business term ending November 30, 2006
Net sales	¥437.0 billion	¥460.0 billion
Operating income	¥18.3 billion	¥19.3 billion
Ordinary income	¥17.5 billion	¥18.8 billion
Net income	¥8.7 billion	¥9.1 billion
Return on equity (ROE)	7.4%	6.6%

(Note) All amounts and percentages described in the above table are stated by rounding any fraction of their respective units upward or downward, as the case may be.

3. Fundamental strategy of each business to attain the middle-range business targets

(1) Mayonnaise and dressing products business

The Company will continue to develop and cultivate products that will meet consumers' tastes and promote active menu presentations to prop up and expand the market and secure its stable growth as a core business of the Group in the future.

As a middle-range growth area, the Company will develop businesses in mainland China with the market of growth potentials in the future and also develop the market for small-pouched foods in the area of precooked take-home foods, which continues to expand year after year.

(2) Fruit processing and cooked foods business

The Company will promote concentration of its resources to specialize in its existing "No. 1" and" Only One" products and also take advantage of its acquired fruit

profitability.

In regard to the core area of delicatessen and prepackaged vegetables, the Company will use as leverage its production system covering wide areas, as well as its community-based and speedy deployment capabilities strengthened by the above-mentioned integration of manufacturing and marketing, to develop a new market.

(6) Physical distribution system business

The Company will take advantage of its deployment covering four temperature zones nationwide to promote presentation-style marketing of distribution systems to meet local market environments. The Company will also implement appropriate and timely measures to improve its operating efficiencies, including reorganization of the Group and restructuring of its information systems.

(For reference)

Sales targets by business category

	Actual results for the business term ended November 30, 2003	Targets for the business term ending November 30, 2006
Mayonnaise and dressing products business	¥111.4 billion	¥116.8 billion
Fruit processing and cooked foods business	¥51.6 billion	¥52.7 billion
Egg product business	¥82.2 billion	¥87.5 billion
Health care business	¥14.5 billion	¥16.0 billion
Vegetable and salad business	¥97.3 billion	¥101.2 billion
Physical distribution system business	¥80.0 billion	¥85.8 billion
Total	¥437.0 billion	¥460.0 billion

(Note) All amounts described in the above table are stated by rounding any fraction of their respective units upward or downward, as the case may be.

Middle-range business targets on a non-consolidated basis

	Actual results for the business term ended November 30, 2003	Targets for the business term ending November 30, 2006
Net sales	¥269.0 billion	¥243.0 billion
Operating income	¥10.6 billion	¥9.0 billion
Ordinary income	¥11.2 billion	¥9.2 billion
Net income	¥6.8 billion	¥5.3 billion
Return on equity (ROE)	6.3%	4.4%

(Note 1) All amounts and percentages described in the above table are stated by rounding any fraction of their respective units upward or downward, as the case may be.

(Note 2) As from the business term ending November 30, 2004, the business of sale of egg material products (liquid eggs, frozen eggs, dried eggs, etc.) has been transferred to Q.P. Egg Corporation (a consolidated subsidiary of the Company). Consequently, the transfer is expected to have an effect of decreases of approximately ¥37.0 billion and ¥0.5 billion in net sales and operating income of the Company, respectively.

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